ADITYA BIRLA GROUP

November 7, 2008

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub: Issue of 13% Secured Redeemable Non Convertible Debentures. of Rs.125 Crores - 23rd Series.

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

.. [Regulatory Announcement of the Company dated 31.10.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl : a/a

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO: 82-34979

November 7, 2008

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Sub: Issue of 13% Secured Redeemable Non Convertible Debentures. of Rs.125 Crores - 23rd Series.

Dear Sir(s),

Kindly note that the Company has today allotted 1250 Secured Redeemable Non Convertible Debentures, having a face value of Rs.10,00,000/- each, aggregating to Rs.125 Crores on a Private Placement basis to the respective allottees.

This is for your information and record.

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

END

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvo.cfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com